

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Adeeb Tadros
Chief Executive Officer
Emo Capital Corp.
2620 S Maryland Parkway, Suite 252
Las Vegas, NV 89109

> **Re: Emo Capital Corp.**
>   **Registration Statement on Form 10-12G**
>   **Filed June 9, 2021**
>   **File No. 000-54291**

Dear Mr. Tadros:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: William Ruffa Jr.